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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

and

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CUMBERLAND RESOURCES LTD. (Name of Subject Company (Issuer))
AGNICO-EAGLE MINES LIMITED AGNICO-EAGLE ACQUISITION CORPORATION (Names of Filing Persons (Offerors))
Common Stock, without par value (Title of Class of Securities)
23077R100 (CUSIP Number of Class of Securities)

Sean Boyd Agnico-Eagle Mines Limited 145 King Street East, Suite 500 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212

Copies to:

Patricia L. Olasker, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario, Canada M5X 1B1 (416) 863-0900	Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

US $544,684,772.24	US $16,721.82

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction value is equal to the product of (a) Cdn.$8.050 (US$6.821), which is the market value per common share of Cumberland (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of March 8, 2007), and (b) 79,855,524, which is the estimated number of common shares of Cumberland on a fully-diluted basis as of February 13, 2007. For purposes of this calculation, Cdn.$1.00=$US 0.8473, which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on March 8, 2007.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US $16,721.82
Form or Registration No.:	Form F-10
Filing Party:	Agnico-Eagle Mines Limited
Date Filed:	March 12, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-l.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Agnico-Eagle Mines Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
Ontario

Number of Shares	7.	Sole Voting Power 21,763,151
Beneficially
Owned by Each	8.	Shared Voting Power 48,018,907*
Reporting
Person With	9.	Sole Dispositive Power 21,796,151

	10.	Shared Dispositive Power 48,018,907*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	69,782,058*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
92.5%

14.	Type of Reporting Person (See Instructions)
CO; HC

*	Such number of Cumberland Shares (as defined in the Offer and Circular (as defined below)) assumes that the 249,247 Cumberland Shares tendered pursuant to the Notice of Guaranteed Delivery procedures set forth in the Offer and Circular and Notice of Guaranteed Delivery referred to below were designated to be tendered to Agnico-Eagle Acquisition (as defined below).

CUSIP No. 23077R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Agnico-Eagle Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
British Columbia

Number of Shares	7.	Sole Voting Power 0
Beneficially
Owned by Each	8.	Shared Voting Power 48,018,907*
Reporting
Person With	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 48,018,907*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	48,018,907*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
63.7%

14.	Type of Reporting Person (See Instructions)
CO

*	Such number of Cumberland Shares assumes that the 249,247 Cumberland Shares tendered pursuant to the Notice of Guaranteed Delivery procedures set forth in the Offer and Circular and Notice of Guaranteed Delivery referred to below were designated to be tendered to Agnico-Eagle Acquisition.

        This Statement amends and supplements (a) the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed with the United States Securities and Exchange Commission (the "SEC") on March 12, 2007 by Agnico-Eagle Mines Limited ("Agnico-Eagle"), a corporation incorporated under the laws of the Province of Ontario, and Agnico-Eagle Acquisition Corporation, a corporation incorporated under the laws of the Province of British Columbia ("Agnico-Eagle Acquisition"), as amended by Amendment No. 1 ("Amendment No. 1") thereto filed with the SEC on April 6, 2007 and as further amended by Amendment No. 2 thereto filed with the SEC on April 17, 2007 ("Amendment No. 2") and Amendment No. 3 thereto filed with the SEC on April 30, 2007, and (b) the Schedule 13D filed by Agnico-Eagle and Agnico-Eagle Acquisition filed with the SEC on February 26, 2007, as amended by Amendment No. 1 thereto filed with the SEC on March 12, 2007 and as further amended by Amendment No. 2 thereto filed with the SEC on April 17, 2007. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

        The Schedule TO relates to the offer (the "Offer") by Agnico-Eagle and Agnico-Eagle Acquisition to purchase all of the outstanding common shares of Cumberland Resources Ltd. ("Cumberland"), together with the associated rights under the shareholder rights plan of Cumberland, other than those already owned by Agnico-Eagle or its affiliates, including common shares of Cumberland that may become outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise of options of Cumberland, on the basis of 0.185 of a common share of Agnico-Eagle for each common share of Cumberland.

        The Offer is subject to the terms and conditions set forth in the Offer and Circular dated March 12, 2007 (the "Offer and Circular") and the related Letter of Transmittal and Notice of Guaranteed Delivery filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the initial Schedule TO, as amended by Amendment No. 1, and as further amended by the notice of extension and subsequent offering period dated April 17, 2007 filed as Exhibit (a)(1)(Q) to Amendment No. 2 (the "Notice of Extension and Subsequent Offering Period").

        Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as amended by Amendment No. 1 and the Notice of Extension and Subsequent Offering Period.

        This Amendment No. 4 to the Schedule TO constitutes the final amendment to the Schedule TO required by Rule 14d-3(b)(2) under the U.S. Exchange Act.

Items 6, 8 and 11.

        Items 6 (Purposes of the Transaction and Plans or Proposals), 8 (Interest in Securities of the Subject Company) and 11 (Additional Information) of the Schedule TO are hereby amended and supplemented to include the following.

        At 5:00 p.m. (Toronto time) on April 30, 2007, the Offer expired. As of the same date, the Offerors have taken up and accepted for payment an additional 4,957,905 Cumberland Shares that were tender to the Offer after April 16, 2007 (including 249,247 Cumberland Shares tendered pursuant to guaranteed delivery procedures). The additional Cumberland Shares taken up after April 17, 2007, together with the 62,751,962 Cumberland Shares taken up on April 17, 2007 and the other Cumberland Shares owned by Agnico-Eagle, Agnico-Eagle now owns 69,782,058 Cumberland Shares, representing approximately 92.5% of the outstanding Cumberland Shares.

        The Offerors have acquired under the Offer approximately 92% of the outstanding Cumberland Shares excluding those Cumberland Shares held by Agnico-Eagle at the date of the Offer. Since the Offer has been accepted by holders of more than 90% of the Cumberland Shares after excluding those Cumberland Shares held by Agnico-Eagle at the date of the Offer, the Offerors are exercising their right under section 300 of the Business Corporations Act (British Columbia) to acquire all of the outstanding Cumberland Shares not already owned by the Offerors pursuant to a Compulsory Acquisition. The Offerors will shortly mail a formal notice to all Cumberland Shareholders who have not deposited their Cumberland Shares to the Offer as described in the Offer and Circular, as amended by the Notice of Extension and Subsequent Offering Period. Upon completion of the compulsory acquisition, Cumberland will become a wholly-owned subsidiary of Agnico-Eagle.

        On May 1, 2007, Agnico-Eagle issued a press release announcing the final results of the Offer. The full text of the press release is filed as Exhibit (a)(4)(G) hereto and is incorporated by reference herein.

Item 12. Exhibits

        The following additional exhibits have been filed as part of this Statement.

Exhibit	Description
(a)(4)(G)	Press Release of Agnico-Eagle, dated May 1, 2007, announcing results of take-over bid for Cumberland.*

*
Filed herewith

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGNICO-EAGLE MINES LIMITED
By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	General Counsel, Senior Vice President, Legal and Corporate Secretary

Date: May 1, 2007

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGNICO-EAGLE ACQUISITION CORPORATION
By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	Vice President

Date: May 1, 2007

EXHIBITS INDEX

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated March 12, 2007**
(a)(1)(B)	Letter of Transmittal**
(a)(1)(C)	Notice of Guaranteed Delivery**
(a)(1)(D)	Letter to Shareholders of Cumberland, dated March 12, 2007.**
(a)(1)(E)	Agnico-Eagle's Annual Information Form dated March 27, 2006 consisting of Agnico-Eagle's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, incorporated herein by reference to Agnico-Eagle's Annual Report on Form 20-F filed with the Commission on March 28, 2006, as amended by Agnico-Eagle 's Annual Report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission (the "Commission") on May 26, 2006 (the "2005 Annual Report").
(a)(1)(F)	Audited consolidated financial statements of Agnico-Eagle, including the notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 together with the auditors' report thereon dated February 21, 2006 (except for note 13, as to which the date is March 15, 2006), incorporated herein by reference to the 2005 Annual Report.
(a)(1)(G)	Management's discussion and analysis of financial condition and results of operation of Agnico-Eagle for the year ended December 31, 2005, incorporated herein by reference to the 2005 Annual Report.
(a)(1)(H)	Unaudited consolidated financial statements of Agnico-Eagle as at September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 and related management's discussion and analysis of operations of the Registrant for the three and nine months ended September 30, 2006 and 2005, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on November 13, 2006.
(a)(1)(I)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(J)	Material Change Report of Agnico-Eagle dated February 22, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 27, 2006.
(a)(1)(K)	Material Change Report of Agnico-Eagle dated May 18, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on May 30, 2006.
(a)(1)(L)	Material Change Report of Agnico-Eagle dated June 5, 2006, incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on June 5, 2006.
(a)(1)(M)	Management Proxy Circular dated March 3, 2006 prepared in connection with Agnico-Eagle's annual and special meeting of shareholders on May 12, 2006 (excluding the section entitled "Compensation and Other Information" and Appendices A, B and C of such circular), incorporated herein by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on March 29, 2006.
(a)(1)(N)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 14, 2007.
(a)(1)(O)	Press Release of Agnico-Eagle, dated February 21, 2006, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 22, 2007.

(a)(1)(P)	Material Change Report of Agnico-Eagle dated February 23, 2007, incorporated by reference to Agnico-Eagle's Report on Form 6-K furnished to the Commission on February 28, 2007.
(a)(1)(Q)	Notice of Extension and Subsequent Offering Period, dated April 17, 2007.**
(a)(4)(A)	Press Release of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(B)	Analyst Presentation of Agnico-Eagle dated February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission on February 14, 2007.
(a)(4)(C)	Transcript of Conference Call of Agnico-Eagle held on February 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant Rule 165 and Rule 425 filed with the Commission of February 16, 2007.
(a)(4)(D)	Investor Fact Sheet of Agnico-Eagle dated March 14, 2007, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 425 filed with the Commission on March 14, 2007.
(a)(4)(E)	Press Release of Agnico-Eagle, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 425 filed with the Commission on April 17, 2007.
(a)(4)(F)	Press Release of Agnico-Eagle, incorporated by reference to Agnico-Eagle's filing pursuant to Rule 425 filed with the Commission on April 27, 2007.
(a)(4)(G)	Press Release of Agnico-Eagle, dated May 1, 2007, announcing results of take-over bid for Cumberland.*
(d)(1)	Support Agreement, dated February 14, 2007, between Agnico-Eagle, Agnico-Eagle Acquisition and Cumberland, incorporated herein by reference to Exhibit 2 of Agnico-Eagle's and Angico-Eagle Acquisition's statement of beneficial ownership on Schedule 13D filed with the Commission on February 26, 2007 (the "Schedule 13D").
(d)(2)	Lock-Up Agreement, dated February 14, 2007, among Agnico-Eagle, Agnico-Eagle Acquisition, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings, incorporated herein by reference to Exhibit 3 of the Schedule 13D.
(d)(3)	Confidentiality Agreement, dated March 13, 2006, between Cumberland and Agnico-Eagle.**
(d)(4)	Confidentiality Agreement dated January 9, 2007 between Cumberland and Agnico-Eagle.**

*
Filed herewith.

**
Previously filed.

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CALCULATION OF FILING FEE
SIGNATURES
SIGNATURES
EXHIBITS INDEX